June 7, 2018

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

RE: AFRIKA4U

Registration Statement on Form S-1 A4

Filed June 5, 2018

File No. 333-222638

We hereby request that the Commission accelerate the effective date of our registration statement filed with the Commission to be June 11, 2018 at 3:00 PM Eastern Time or soon as practicable thereafter.

In making this request for such acceleration of the effective date, we hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert that staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Charl Coertzen

Charl Coertzen